DEUTSCHE BANK AKTIENGESELLSCHAFT
Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, D.C. 20549-5546

Attention:	Paul Cline, Senior Accountant Division of Corporation Finance
December 19, 2008

Re:	Deutsche Bank Aktiengesellschaft Form 20-F for the Fiscal Year Ended December 31, 2007 Filed March 26, 2008 File No. 001-15242
Dear Mr. Cline
We have received your letter, dated December 1, 2008, providing comments on our Form 20-F for the Fiscal Year Ended December 31, 2007 (our “2007 20-F”), our Interim Reports as at June 30, 2008 and September 30, 2008 and our letter filed October 15, 2008. This letter is our response to your comments and questions.
Group Sponsored ABCP Conduits, page 82
1.	You disclose that Group sponsored conduits with assets totaling €4.8 billion were not consolidated because you were not deemed to control them. Please tell us the key facts and circumstances related to these conduits and the specific accounting guidance on which you relied to make this determination. Please explain the key differences in these conduits as compared to the conduits that you were deemed to control and were therefore consolidated at December 31, 2007.

Non-consolidated Group sponsored conduits — Australian residential conduit programs

The €4.8 billion of assets reported as non-consolidated group sponsored conduits relates entirely to the Australian residential conduit programs.

Deutsche Securitization Australia Pty Limited (“DSAPL”) administers a number of Asset Backed Commercial Paper (“ABCP”) Conduit programs, which provide our clients, who are financial institutions, with access to liquidity in the commercial paper market in Australia. The programs use Special Purpose Entities (“SPEs”) at three levels:
•	Level one: Each client establishes a Seller Warehouse Trust (“Trust”) into which it sells Australian residential mortgage receivables at fair value. Each client is responsible for sourcing the necessary credit enhancement to achieve a minimum credit rating of AA-.

•	Level two: An SPE (“SPAN SPE”) is set up for each client’s Trust. The Trust raises funds by issuing notes to the SPAN SPE. The terms of the notes issued to the SPAN SPE will match the terms of the specific class of commercial paper issued by a conduit as detailed below. Each client is responsible for managing the funding mismatch between the assets held in the Trust and the notes issued by the Trust. This risk along with any excess spread is absorbed through the residual notes issued by the Trust to the client.

•	Level three: A number of different SPEs are set up by DSAPL — the “conduits.” The SPAN SPEs raise funds by issuing notes under syndicated facilities held with the conduits. The terms of the notes issued by the Trust and the SPAN SPEs match. The conduits raise funds by issuing high grade, short-term (one to three months) commercial paper collateralized and specifically referenced to loan notes issued by one of the SPAN SPEs. Each class of commercial paper and the associated referenced assets are legally ring-fenced from each other, i.e. there is no cross-collateralization. All commercial paper is tendered by a competitive auction process administered by DSAPL.
Deutsche Bank AG, Sydney Branch provides liquidity back-stop facilities to each SPAN SPE; which may be drawn only in the event that the SPAN SPE is unable to raise the necessary funds from the commercial paper market due to a market disruption event. A market disruption event is defined as one where no issuer is able to issue commercial paper in the commercial paper market in Australia. To date these facilities have not been drawn. The margins on the facilities to each SPAN SPE are not fixed and will vary with market movements. This means that any volatility in credit and interest rate risk is borne by the client.
DSAPL has been appointed as the operating agent for the SPAN and conduit SPEs. Services provided are generally administrative in nature, including arranging the funding in accordance with the pre-established guidelines for the SPAN SPEs and conduits. DSAPL receives a fee for its services in line with market levels. DSAPL can only be removed in the event of insolvency or if DSAPL fails to carry out its duties outlined in the operating agent deed. All asset purchases and terms of commercial paper issuance must be approved by the Board of Directors of each SPE who are independent third parties.
Consolidation assessment
As we have neither any exposure to the clients’ Trusts nor a controlling interest, we do not consolidate these entities.
We have made the consolidation assessment for the SPAN SPEs and the conduits under SIC-12. Each SPE has been set up to achieve a narrow and well defined objective and its activities are pre-determined in the program documentation, including:

•	Asset purchases — each SPE may only purchase notes that meet the eligibility criteria, which are notes collateralized by Australian dollar denominated residential mortgages that have achieved a credit rating of at least AA-.

•	The terms (maturity and interest rate) of the notes purchased by the conduit and the SPAN SPEs match the terms of the commercial paper issued. The terms of the commercial paper issuance are determined in accordance with the program documentation, and approved by the Board of Directors. DSAPL as operating agent manages the commercial paper issuance. Each class of commercial paper issued by a conduit references a client’s specific pool of assets. There is no cross-collateralization of the assets in the conduit, or the SPAN SPEs.

•	The funding mismatch between the underlying mortgages and the commercial paper is managed by the client’s Trust and borne by the client. Therefore, no interest rate hedging is required.
The result of our SIC-12 analysis was that we concluded that the activities of the SPAN SPEs and conduits are to facilitate the clients’ access to funding in the short term commercial paper market. Deutsche Bank AG, Sydney Branch provides liquidity facilities to the SPAN SPEs in the event that the conduits cannot roll over the commercial paper, due to a market disruption event. If drawn, the liquidity facilities are secured by the underlying assets in the Trusts (which benefit from the credit insurance). Deutsche Bank AG, Sydney Branch renegotiated the margin as a result of the widening interest and credit spreads in the commercial paper market and passed this volatility back to each client’s Trust. The client and the third party insurer ultimately bear the majority of the risks and rewards of the conduits and the SPAN SPEs by holding the residual note and credit insurance contract, respectively. Accordingly we do not consolidate under SIC-12.
Of the Australian conduit programs that DSAPL administers, we consolidate one SPAN SPE, as we own 100% of the issued notes. The pre-existing liquidity facility with this entity was renegotiated in late 2007. Under the terms of the refinancing we made the business decision to transform the financing from an off-balance sheet arrangement to an on balance sheet arrangement, as stated in the 2007 20-F.
Consolidated Group sponsored ABCP conduit programs — European, Canadian and US programs
We sponsor and administer a number of conduits in the US, Canada, and Europe. The nature and structure of these programs are different from those of the Australian programs. We assess these conduits for consolidation under IAS 27 which we believe is appropriate given the broad investment mandate and the range of ongoing and active decisions that are required to be made.
These conduits were established to benefit:
•	the sponsor — residual spread;

•	clients — by providing access to liquidity in the commercial paper market; and

•	investors – by allowing access to high grade short term investment products.
The commercial paper issued by these conduits is not referenced to specific assets in the conduits, i.e. there is cross-collateralization. As administrators of the conduits we are responsible for:
•	sourcing and deciding which assets to purchase and ensuring the asset eligibility criteria are met, which are typically broad. For example, they permit asset purchases from a range of countries, in various currencies, with multiple underlying asset classes (such as aircraft leasing, residential and commercial mortgages, student loans etc);

•	working with the rating agencies to achieve the desired rating of the conduit;

•	entering into liquidity facilities;

•	establishing hedge programs to assist in the management of the funding mismatch;

•	determining the terms of issue of high grade short term commercial paper and managing the conduits issuance program; and

•	monitoring defaults within the portfolio; and assisting sellers in the arrangement of the appropriate mortgage insurance.
We cannot be removed from our position as administrator. Therefore, we are able to control the operating and financing policies of the conduits, and affect the performance. We benefit from this control through the residual spread which we earn as the residual interest owner. Through this we are exposed to the majority of risks and rewards. We may also provide liquidity facilities, credit enhancements and derivative hedging instruments to the conduits.
Based on our assessment, we conclude that we are required to consolidate these conduits.
2.	For Group sponsored conduits that you consolidated at December 31, 2007, please quantify for us the amount that were evaluated for consolidation solely using the guidance of IAS 27 and the amount that were evaluated using SIC-12.

The forty-two European, Canadian and US conduits that we sponsor, together with one Australian SPAN SPE are consolidated by us. The European, Canadian and US conduits had total assets of €28.6 billion at December 31, 2007 and were all evaluated for consolidation under IAS 27. In our view if we had evaluated them under SIC-12 the same conclusion would have been reached. The Australian SPAN SPE, which was evaluated under SIC-12, had total assets of €0.5 billion at December 31, 2007.

Third Party ABCP Conduits, page 83
3.	Please quantify for us the amount of third party conduits that were evaluated for consolidation solely using the guidance of IAS 27 and the amount that were evaluated using SIC-12.

At December 31, 2007, we assessed 14 SPEs under SIC-12. The exposure to these entities was unfunded committed liquidity facilities of €3.1 billion and unfunded committed repurchase agreements of €0.2 billion.

In addition, we evaluated 12 SPEs under IAS 27. The exposure to these entities was unfunded committed repurchase agreements of €0.3 billion and total return swaps over specific assets purchased by the entities with notional value of € 3.6 billion.

4.	Please provide us a representative example of a third party conduit that was not evaluated for consolidation using SIC-12. Please discuss the key factors and considerations made in determining that the entity was not created to accomplish a narrow and well-defined objective.

A multi-seller conduit purchases assets from a variety of different third parties, including Deutsche Bank. The only asset eligibility criteria provided to us is that the assets must be rated at least AA-. This credit rating may be achieved through some form of credit enhancement that we provide or is provided by a third party credit insurance provider. The assets in this conduit are cross collateralized.

We have sold assets to the conduit and provide assistance to it in the form of an unfunded committed liquidity facility that can be drawn down in the event of disruption in the commercial paper market.

From the information provided by the sponsor we have assessed that the entity should be assessed under IAS 27 because of the following key factors:
•	the conduit’s investment mandate is wide, as it permits the conduit to purchase assets from different counterparties, with different underlyings, and originated in different countries (the sponsor of the conduit will therefore be required to provide the appropriate investment analysis to source and determine what assets to purchase);

•	the sponsor is required to manage the commercial paper issuance program and manage the funding mismatch, which may include entering into hedging relationships; and

•	the assets and liabilities within the conduit are cross collateralized and therefore there are no silos to assess separately for consolidation.
Also please respond to the following:
a.	Please tell us how you considered the fact that paragraph one of SIC-12 specifically includes the securitization of financial assets as an example of a narrow and well-defined objective in determining that certain third party conduits that securitize financial assets were not in the scope of SIC-12.
We believe that there is a distinction to be made between the characteristics of a securitization as envisaged by the reference in SIC–12 and some of the conduit programs.
Securitization
In our view, the specific type of securitization envisaged by SIC–12 has the following characteristics:
•	Assets are securitized to achieve a narrow and well defined objective, which is evidenced by the narrow scope of activities in the entity, and the powers available to the governing body.

•	Often the type and nature of the powers available to the governing body are severely limited so that no substantive control can be exercised.

•	Certain assets, that are usually illiquid in nature and not readily transferable in security form, are sold to an SPE (commonly called the securitization vehicle).

•	Once the initial asset sale is complete no further sales are made to the SPE, and usually no assets are sold by the SPE.

•	All activities and decisions relating to those activities are pre-determined in the program documentation at the inception of the transaction. Consequently the transaction is referred to as being on auto-pilot.

•	The day-to-day management of the assets is typically outsourced to a service provider who acts in accordance with a service agreement.
Therefore, it is appropriate to assess securitization vehicles with these characteristics under SIC-12, to determine which entity in-substance controls the activities of the SPE.
Conduit programs
We believe that because of differences in the characteristics of conduit programs when compared to those of the securitization above, conduits do not automatically fall within the scope of SIC-12.
Conduit programs do also involve assets being sold into an SPE (conduit), however the pool of assets is not static and can be actively managed. The sponsor manages the maturity mismatch between the assets and liabilities and is responsible for the commercial paper issuance program. In some structures the sponsor out-sources these activities to a third party.
There are two broad kinds of conduits, multi-seller and single name conduits;
•	Multi-seller conduits purchase assets from a range of different sellers. The sponsor is generally the governing body who determines where and which assets to source. The activities of the entity and permitted investment criteria are broadly defined; the entity does not operate on autopilot. The sponsor has the ability to exercise control over the operating and financing policies of the conduit to affect the achievement of the conduit’s objectives (and the level of the sponsor’s residual spread). Therefore, we believe that consolidation for these types of conduits is appropriately assessed under IAS 27.
•	Single-name conduits are used by a specific entity to raise financing for assets it has originated. Depending on the terms and nature of the program, an assessment under SIC-12 is usually appropriate. The conduit is set up to achieve one objective for the sponsor, and the activities of the conduit are defined as purchasing specific assets originated by the sponsor (or its related entities) and issuing commercial paper.
b.	Please tell us why you believe the breadth of an entity’s investment mandate should be considered when determining if it has a narrow and well-defined objective and can operate on ’autopilot’. Said another way, please tell us why you believe an entity with a wide investment mandate can not have a narrow and well-defined objective and operate on “autopilot”.

In our view, in order to conclude that an entity meets the definition of an SPE as set out in paragraph 1 of SIC-12 it must have both a narrow and well defined objective and the scope of its activities must also be narrowly defined. To meet this condition, the decision making powers held by the governing body (for example the governing board, trustees or management) must not be substantive, i.e. have no power to affect the performance of the entity or its ability to achieve its objective.

The powers available to the governing body will be narrow and well-defined in situations where the financing and operating policies of the entity are strict and limit the decision-making powers of the governing body, or where the entity operates in a pre-determined way such that virtually all rights, obligations and aspects of activities are controlled through the legal/contractual provisions determined at inception. Any remaining decisions made by the governing body are inconsequential to the economic outcome of the transaction overall.

Conversely, we believe that when the activities of the entity are broad in scope, and there is a mechanism for the governing body to direct the activities of the entity for economic benefit, it is appropriate to use IAS 27 to determine which entity consolidates the SPE even if the entity’s overall objective is narrow and well defined.

c.	Please tell us the type of decision making that is generally required over the nature and quality of the underlying assets. For example, tell us whether the entities’ legal arrangements restrict the nature and quality of the underlying assets or whether there is wide latitude in the nature and quality of the assets that can be purchased. In this respect do the legal arrangements for third party conduits typically have ‘standard’ language regarding the nature and quality of underlying assets that can be purchased or is there significantly different language for each conduit?

The type of decision making required over the nature and quality of the underlying assets, such as class of assets, geography, credit quality etc, depends on the purpose of the conduit. This is determined by the sponsor (sometimes in conjunction with the sponsor’s clients), who will consider factors such as current market conditions, client expectations and the type of exposure desired by investors.

If the scope of the investment criteria has wide latitude, the sponsor will be required to source and perform various investment analyses to determine whether the pool of assets meets the eligibility criteria of the conduit. The sponsor will also usually be responsible for obtaining relevant credit enhancements and for organizing liquidity facilities and derivatives to hedge any interest rate risk.

Where the scope of the investment criteria is narrowly defined, the conduit will usually be used to service one client, and to purchase assets of a certain type. This is the case for our Australian conduits, where each class of commercial paper issued references one client and one asset class, e.g. Australian-denominated residential mortgages, with no cross-collateralization.

In relation to third party conduits, we are typically provided with information that details characteristics of the asset pool, such as concentration levels, classes of assets, geography, tenor, and credit quality. Standard program and marketing material is used in the industry, and standardized terminology defines asset pools. The breadth of the asset pool and how the conduit is structured, however, will be dependant on the nature and purpose of the conduit as determined by the sponsor.

We have detailed below an example of the eligible asset criteria for one of our sponsored conduits:
•	Each eligible asset must have a credit enhancement commensurate with the rating of at least A-1;

•	assets can be denominated in certain specified currencies;

•	assets must come from an originating entity that has been incorporated under the laws of specific countries; and

•	the holder of the eligible security has the right to receive interest and principal payments.
5.	Please tell us how you considered the liquidity facilities, repurchase agreements, and total return swaps in your analysis of paragraphs 10(c) and 10(d) of SIC-12.

We enter into liquidity facilities and repurchase agreements that are drawn by the conduit only in response to market disruption events, when the commercial paper cannot be rolled over. These facilities are usually secured on specific assets, or all assets within the conduit, of which there is always full cross collateralization across the asset pool. We ensure that our facilities do not give us exposure to more than 50% of the assets in the portfolio, and therefore we do not have the majority of the risks and rewards in these conduits.

We enter into total return swaps with the conduit on specific assets we have either sold into the conduit or which the conduit has independently sourced. The conduit is used to provide us with a form of relatively cheap funding for a position on which we have, or want, exposure. The total return swaps will incorporate a liquidity put, such that if there is a market disruption event and the commercial paper cannot be rolled over, the conduit has the ability to put the asset back to us. When total return swap transactions relate to assets that we sold into the conduit, the assets would not qualify for de-recognition and would remain on our balance sheet.

As noted above, we ensure that our exposure to specific assets in the conduit does not represent more than 50% of the assets in the pool. Therefore, under a SIC-12 assessment, we do not bear the majority of the risks and rewards of the conduits and are not required to consolidate.

Specifically tell us how you considered whether:
a.	these contractual relationships, especially the total return swaps, provide you with right to obtain the majority of the benefits of the SPE and therefore may be exposed to risks incident to the activities of the SPE. As part of your response on the effect of the total return swaps, please tell us if and how you consider the effects of any offsetting hedges in your determination; and

Under an assessment of the risks and rewards that we absorb from the conduits, we do not reduce our exposure to reflect any offsetting hedges.

b.	these contractual relationships provide you with the majority of the residual or ownership risks related to the SPE or assets in order to obtain benefits from its activities.

Please refer to our response to question 5, in which we state that we ensure that we do not have the majority of risks and rewards of these conduits.
6.	Please tell us your motives and rationale for entering into the total return swaps with third party conduits. Specifically tell us the economic factors you considered in structuring the total return swaps including the purpose for embedding liquidity put in the swaps.

As detailed in our response to question 5, the purpose for entering into the total return swaps with the conduit is to gain exposure to specific assets in derivative form, and to obtain efficient funding for the position through the commercial paper market. The embedded liquidity put allows the third party conduits to put the specific assets referenced in the total return swap, back to us in cases where the conduit is unable to roll the commercial paper due to market disruption.
Consolidated Statement of Cash Flows, page F-7
7.	Specifically related to cash flows from senior long-term debt, please tell us how you considered paragraphs 6 and 17 of IAS 7, both of which provide guidance that borrowing activities should be classified as financing activities.

In determining the classification of senior long-term debt we have considered paragraphs 6 and 17 of IAS 7 as follows:
•	Paragraph 6 defines that operating activities are the principal revenue-producing activities and that borrowings of an enterprise are part of financing activities.

For banks, the primary operating activity is to manage financial assets and financial liabilities. The issuance and management of long-term borrowing is a core operating activity. This is different than a non-financial company, where borrowing is not principal revenue-producing activity and thus part of the financing category.

Our senior long-term debt is directly linked to our principal revenue-generating assets and is considered interchangeable with other sources of financing, such as deposits. Therefore, we consider that presenting long-term debt as an operating activity is the most appropriate presentation. In addition, please refer to IASB Update July 2006, page 6, Financial Statement Presentation.

•	Paragraph 17 provides illustrative examples of which items may be included in the financing section of the statement of cash flows. However, it is not an exhaustive list to be used in determining what should be included in this section of the statement of cash flows and should not be read in isolation when determining the final classification.
There are additional examples which support a principles-based approach to determine whether the classification is operating, investing or financing and appropriately depends on the business model of an entity (“management approach”). Paragraphs 15 and 16 (e) state that loans made by a financial institution are usually classified as operating activities as they relate to the main-revenue producing activities of that enterprise, whereas for other enterprises they would be an example of investing activities.
The recently issued Discussion Paper “Preliminary Views on Financial Statement Presentation” leads us to believe that the IASB has not changed its view on applying the management approach rather than a prescriptive approach.

8.	Please tell us why you believe cash flows related to senior long-term debt are directly related to revenue generating activities.

Senior long-term debt includes structured notes and asset backed securities which are designed and executed by CIB business lines and are revenue generating activities. The other component of senior long-term debt is debt issued by Treasury. This represents part of the funding source for revenue-generating activities, is considered interchangeable with the other funding sources and all of the funding costs are allocated to business activities to establish their profitability.

9.	Please tell is why you present cash flows related to subordinated long-term debt and trust preferred securities as financing activities and explain how and why you view these cash flows differently than cash flows related to senior long-term debt.

We view cash flows related to subordinated long-term debt and trust preferred securities differently than those related to senior long-term debt. This is because subordinated debt and trust preferred securities are managed as an integral part of our capital, primarily to meet regulatory capital requirements. As a result they are not interchangeable with other operating liabilities, but can only be interchanged with equity. This is also supported by the fact that these instruments qualify as part of Tier 1 (noncumulative trust preferred securities) or Tier 2 regulatory capital (cumulative preferred securities and subordinated long-term debt).

10.	For each asset or liability accounted for at fair value, please revise to disclose how you present the changes in the balance due to fair value changes, cash inflows and cash outflows in your statement of cash flows.

Movements in the balance sheet from one period to the next do not precisely match the amounts shown in the statement of cash flows as these exclude non-cash items such as movements due to foreign exchange translation and movements due to changes in the group of consolidated companies.

Movements in balances carried at fair value through profit or loss represent all changes affecting the carrying value. This includes the affects of market movements and cash inflows and outflows.

The movements in balances carried at fair value through profit or loss are usually presented in operating cash flows. In rare circumstances they are presented in other sections of the statement of cash flows. Specifically, we present movements in the fair value of items designated at fair value through profit or loss under the fair value option which would otherwise be classified as financing or investment activities in the consistent category. These are regarded as insignificant and are therefore not presented as separate line items in the statement of cash flows.

In future filings, within our accounting policy footnote, we will provide an explanation of the basis of classification in the statement of cash flows. Where appropriate we will provide quantification. We will revise the wording for the line items of the statement of cash flows to ensure that they are precise.
11.	Please revise to provide quantified information for investors to easily understand how changes in specific balance sheet line items are presented in the statement of cash flows.

In response to your question the following reconciliation details where the movements in balances carried at fair value through profit or loss are reflected in the statement of cash flows
In light of the proposed enhanced disclosure described in our response to question 10, and the fact that a reconciliation as shown above is not required under IAS 7, we would not propose to disclose such a reconciliation in future filings.
Note 12 Fair Value of Financial Instruments
Financial Instruments Carried at Fair Value Through Profit or Loss or Equity, page F-57.
12.	We note your response to comment 7 from our letter dated September 24, 2008 in which you note that you have been an active participant in the IASB’s expert Advisory Panel on measuring and disclosing the fair value of financial instruments in markets that are no longer active and that you will enhance your disclosure in future fillings. We note that the IASB Expert Advisory Panel issued their final report in October 2008. Please provide us with your proposed revised IFRS 7 disclosures or at least a more specific description of where you propose to enhance your disclosures and the general nature of additional information to be included in response to our prior comment and considering the final report and current market conditions.
Based on the recommendations published in the IASB Expert Panel’s report and current market conditions we intend to enhance our disclosures on fair value of financial instruments in our 2008 Form 20-F. The precise content of this disclosure is being finalized. A description of how we intend to enhance our disclosures and the additional information content is described below.
Description of valuation techniques
For financial instruments that are not carried on the balance sheet at fair value we plan to provide further detail on the valuation techniques used to determine fair value. For example, we plan to provide an explanation as to how we use quotes from brokers or consensus price providers and describe how other valuation techniques might be performed in the absence of market quotes.
For financial instruments carried on the balance sheet at fair value, we intend to provide a more detailed description of the valuation techniques used for each class of financial asset. This description will be designed to provide more detail on the main valuation techniques, the significant parameter inputs used in our models, modeling techniques, the use of broker quotes and valuation adjustment techniques.
Level 3 financial instruments
We intend to provide more detailed disclosures related to financial instruments classified in the third level of the hierarchy – those that are valued using valuation techniques with unobservable parameters (level 3). The disclosure is planned to include the following:
•	A further analysis of the balance sheet carrying values of assets and liabilities of level 3 assets and liabilities into key subclasses by principal instrument type presented in a tabular format.

•	A discussion of why each key sub-classification is categorized as level 3 and an analysis of the movements into and out of this category during the year.

•	The sensitivity analysis of level 3 instruments to movements in unobservable parameters in a tabular format at a more granular level. For example, by significant parameter or instrument type.

•	The unrealized profit and loss recognized on level 3 instruments in a tabular format by the main classes of financial instruments.

•	Further explanation of our valuation control processes with particular reference to oversight and governance procedures and areas requiring management judgment.
Deutsche Bank Interim Report as of June 30, 2008 Included in the 6 –K filed on July 31 2008.

Residential Mortgage Businesses, page 15
13.	Please revise to disclose if you sell all agency eligible loans to GSE’s and in general the amount of time you hold the loans in your portfolio.

The significant majority of loans underwritten to the agency guidelines are sold to third party investors who in turn choose to sell them to the GSEs or hold them in their own portfolios. Any remaining loans are then sold to GSEs directly, however this is rare. The time from the date of origination to date of sale is approximately 30 days based on our current production of agency eligible loans.

We will revise our future filings to ensure that this is clear.

14.	Please tell us if you have ever had any credit issues with agency eligible loans while you held them in your portfolio, and if so how you managed these loans. For example, were you able to sell them to GSE’s and if so, did you have to sell them at a discount? Did you keep the loan in your portfolio and manage the credit issues through your normal procedures?

We have not had any credit issues with agency eligible loans while they have been in our inventory.

We will revise our future filings to ensure that this is clear.
Deutsche Bank Interim Report as of September 30, 2008 Included in the 6-K filed October 30, 2008
Mutual Funds, page 34
15.	You disclose that during 2007 and the first three quarters of 2008, on a voluntary basis, you injected cash of € 49 million and €115 million, respectively, into six money mutual funds when actual yields were lower than originally projected, although still above any guarantee thresholds. Please tell us in detail and revise to briefly disclose the reasons you voluntarily injected cash in the funds, the results of your reassessment of the treatment of the funds for consolidation and the impact to your financial statements if you were required to consolidate them.

During 2007 and the first three quarters of 2008 we provided financial support to six of our money market funds. The funds are assessed for consolidation under SIC-12, as they are narrow in scope and have, for example, well-defined investment policies subject to regulatory approval.

Except for two of the funds, investors are provided with a minimum net asset value guarantee at certain specified dates. In addition, for all of the funds, a yield indication based on current money market rates is determined regularly by us

(‘target plan’) and communicated to the investors upon request. However, no guarantee or assurance is given that the target plan will actually be achieved.
Though we are not contractually obliged to support these funds, we made a business decision to support the funds’ target yields by injecting cash. This action was discretionary, when actual yields were lower than originally projected, although still above any guaranteed thresholds and was taken to protect our market position. Initially, such support was seen as a temporary action. However, when we continued to make injections through the second quarter of 2008 and we determined that we could not preclude future discretionary cash injections being made to support the target plan, we reassessed the consolidation requirement and concluded that the majority of the risks lie with us.
Therefore, we concluded that it was appropriate to consolidate the six funds effective June 30, 2008, which resulted in assets totaling €14.1 billion at June 30, 2008 and € 12.2 billion at September 30, 2008 coming onto the balance sheet. One of the six funds was liquidated during the third quarter, as detailed in our third quarter report. Since July 1, 2008, we have recorded an associated profit from these consolidated funds of € 5.6 million.
Amendments to IAS 39 and IFRS 7, ‘Reclassification of Financial Assets’, page 62
16.	You disclose that you had a change in intent and now plan to hold certain trading assets and financial assets available for sale for the foreseeable future rather than to exit or trade them in short term and accordingly reclassified the assets to loans and receivables.
a.	Please confirm to us and revise to disclose that you have the ability to hold the reclassified financial assets for the foreseeable future.

In all cases we have the ability to hold for the foreseeable future. We will revise our disclosure to reflect this.

b.	On the date of reclassification, please tell us in detail and revise to briefly disclose how you defined foreseeable future. As part of your response and proposed disclosure, please quantify the numeric time period used for evaluating foreseeable future, and discuss separately if it varies by asset type.

Foreseeable future is not defined in IFRS, nor do we believe that there is bright line period that defines foreseeable future. We believe it is a matter requiring management judgement and therefore we will disclose our interpretation as an area of management judgement.

In developing a minimum guideline for what constitutes foreseeable future for the purpose of the reclassification qualification criteria we set out the following:
•	there must be no intent to dispose of the asset through sale or securitization within one year;

•	there should be no internal or external requirement that would restrict our ability to hold or require sale; and

•	the business plan going forward should not be to profit from short-term movements in price.
Cases proposed for reclassification which met this minimum guideline were considered based on the facts and circumstances of each asset under consideration. A positive management assertion was required after taking into account the ability and plausibility to execute the strategy to hold.
c.	Please tell us the specific facts and circumstances under which you believe you would exit or trade reclassification financial assets.

For the assets reclassified, management believes the intrinsic value of the assets exceeds their estimated fair value, which has been significantly adversely impacted by the reduced liquidity in the financial markets. As a result we believe returns on these assets will be optimized by holding them for the foreseeable future rather than through exit in the short term.

In line with our intent not to sell in the foreseeable future, we generally have no expectation that we will receive a reasonable offer to buy an asset from us. While circumstances may change in the future, we have no expectation that this will be the case. Therefore, we have not currently established any facts and circumstances under which we would sell or exit reclassified assets.
17.	You disclose that you transferred certain trading assets and financial assets available for sale to loans and receivables during the third quarter of 2008. We note that to meet the definition of loans and receivables in IAS 39, the non-derivative assets must have fixed or determinable payments and must not be quoted in an active market. Please tell us whether the reclassified financial assets have historically ‘not been quoted in an active market’ as discussed in AG 71 of IAS 39 or simply meet this criterion in the current period given the status of the worldwide credit markets. To the extent the latter is true, please tell us whether you plan to reclassify the instruments out of loans and receivables once the market returns to normal and current pricing information exists. If so, please tell us where you would reclassify these financial assets and consider clarifying your disclosure.

Our interpretation of paragraphs 50D and 50E of the IAS 39 Amendment Reclassification of Financial Assets is that the qualification criteria for meeting the definition of a loan and receivable must be achieved on the date for which reclassification is to be made. Thus the important test is whether the market is inactive at the date of reclassification.

It is possible that a minority of the assets reclassified may have been quoted in an active market prior to the reclassification date but this was not part of our qualification test. However, as we do not believe that there is a bright line between active markets (as described in AG 71 of IAS 39) and inactive markets then the assessment as to whether a market is inactive must be made over a reasonable period of time prior to the reclassification date.
We do not plan to further reclassify any of the reclassified assets because we believe that IFRS does not permit/require it as follows:
•	Paragraph 50 of IAS 39 as amended in October 2008 prohibits an entity from reclassifying any instrument into fair value through profit or loss category after initial recognition;

•	Paragraph 51 of IAS 39 states that if, as a result of a change in intention or ability, it is no longer appropriate to classify an investment as held to maturity, it shall be reclassified as available for sale; however, as we do not classify any instruments in the held to maturity classification this requirement is not relevant to us; and

•	IAS 39 does not set out any specific requirements for the reclassification of assets classified as loans and receivables into the available for sale category in the event that they become quoted in an active market; therefore, at this stage we do not envisage making such a reclassification.
Deutsche Bank Aktiengesellschaft acknowledges that it is responsible for the adequacy and accuracy of the disclosure in its filing, that staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing and that it may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Should you have any questions or comments, please feel free to contact the undersigned, Mathias Otto (ph: +49-69-910-33962; fax: +49-69-910-38572; e-mail: mathias.otto@db.com) or Stefan Krause (ph: +49-69-910-32060; fax: +49-69-910-32066; e-mail: stefan.krause@db.com).
Deutsche Bank Aktiengesellschaft

/s/ Mathias Otto	/s/ Stefan Krause
Mathias Otto	Stefan Krause

Deputy General Counsel Germany,	Chief Financial Officer and
Central and Eastern Europe	Member of the Management Board